Mail Stop 4561

								June 27, 2008

Mr. Marshall Davis
MD Holdings Corp.
135 Carolstowne Road
Reistertown, Maryland 21136


Re: 	MD Holdings Corp.
      Amendment Number Two to Registration Statement on Form S-1
      File No. 333-149013
      Filed June 16, 2008


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About Our Company, page 1

1. Please revise the third paragraph to disclose that your entire business consists of the mortgage brokerage efforts of a single person, Marshal Davis who is:
* your founder;
* your sole employee;
* your sole director;
* your sole executive officer; and
* the holder of over ninety percent of your shares.
Please disclose whether Mr. Davis works for any other companies and whether he has any other source of income other than you.
Please revise your description of your "principal offices" to disclose that your only "office" is space in the townhouse of Mr. Davis.

2. We note your response to comment 2 of our letter to you dated
April 30, 2008.   Please revise the Summary to disclose the
following:
* disclose your financial condition and the going concern option of your auditors;
* provide more detail regarding your "poor financial condition" including, but not limited to, the significance and basis for the going concern opinion of your auditor, your revenues of less than $2,000 in your most recent quarter, your net loss of $60,000 despite cuts in expenses and your assets of only $5,000 and liabilities of over $26,000;
* clarify that even when the real estate market in Maryland was strong, for instance in 2006, you still suffered losses and only had revenues of less than $110,000 and in 2007 when the market in Maryland was still strong you suffered losses and only had revenues of less than $30,000 rather than attribute your financial condition to the real estate market;
* delete or explain your claim that your history of low revenue and losses was "due to the lack of growth capital available;" and
* delete or explain your statement that you "may need to raise additional funds in the next twelve months" given the going concern opinion, your current financial condition, your foreseeable expenses including the costs of this offering and your statement in the next paragraph that you will require $25,000 of additional capital.

3. We note your response to comment 2 of our letter to you dated
April 30, 2008.   Please revise the Summary to discuss your
business
strategy to which you refer in the risk factors and how you will finance the strategy.

4. Please distinguish in the sixth paragraph and elsewhere in the document the expenses of this offering from your operating expenses.
In particular, disclose that you estimate your expenses of the offering will be $25,000 and disclose the estimated amount of expenses for the next twelve months, including the costs of fulfilling your obligations as a public company.

5. Please revise the seventh paragraph to discuss your losses and low revenues before the decline of the real estate market in Maryland.

6. Please revise the tenth paragraph to disclose how you will pay for any expansion given your lack of assets and the other expenses, such as the expenses of this offering which you estimate to be $25,000, for which you do not have assets to pay.


Risk Factors, page 6
7. We note your response to comment 8 of our letter to you dated April 30, 2008. Please revise the caption and the text of the first risk factor to reflect the actual problems that you are encountering namely your lack of business and your lack of capital that seriously threaten your ability to operate - not your ability to succeed. Your revenues are minimal and your liabilities already exceed your assets.
Explain how merely becoming a publicly reporting company will help you operate given the fact that you are not receiving any of the proceeds of this offering but shareholders who purchased stock a few months ago are receiving all of the proceeds.

8. We note your response to comment 9 of our letter to you dated April 30, 2008. Please revise the caption and the text of the second risk factor to focus on the substance of the going concern
opinion.
The risk is that you will no longer be able to continue to operate your business, not that auditors will continue to voice the same
concern.   Please delete your reference to spending additional
capital since you do not have any capital to spend and have increased your expenses as a result of this offering and have increased your day to day expenses as a result of becoming a public company.

9. We note your response to comment 10 of our letter to you dated April 30, 2008. Please revise the caption and substance of the third risk factor to clarify that the risk is that if you do not secure financing you will cease operations since you have current expenses for which you have no capital. Please quantify the "significant" capital requirements needed for our business strategy to which you refer.
10. Please revise the caption and the substance of the fifth risk factor consistent with the private offering memorandum. Please reconcile your claim that the offering price was "arbitrarily determined" with your statement that "the facts considered in determining the offering price were based on our financial condition and prospects...."
11. Please revise the last risk factor to address the actual negative impact on your revenues of the downturn housing prices and tightening of credit by lenders in your market area and the decline in demand for and availability of mortgages, both subprime and prime.


Determination of Offering Price, page 6

12. We note your response to comment 12 of our letter to you dated April 30, 2008. Please explain the basis for your claim, in the first paragraph, that your financial condition "has not improved or declined" in the intervening four months. Please revise this disclosure consistent with the disclosure in your private offering memorandum of January 2008. Please provide us with a copy of the Offering Memorandum. Please reconcile your claim, in the second paragraph, that the offering price was "determined arbitrarily" with your statement that the "facts considered in determining the offering prices were our financial condition and prospects, our operating history and the general condition of the securities market.


Management`s Discussion and Analysis, page 12

13. We note your response to comment 16 of our letter to you dated April 30, 2008. As we requested, please discuss the extent to which your financial condition has changed since the auditors issued their going concern opinion. Please describe, in the second paragraph, using actual numbers your financial condition and the basis for the going concern opinion. Please revise your description, in the second paragraph, of the going concern opinion which states that your ability to continue as a going concern is "dependent on the Company`s ability to raise additional capital and implement its business plan."

14. We note your response to comment 21 of our letter to you dated April 30, 2008. As we requested, provide detailed analysis of the "actions" you are taking to "obtain additional loans" and obtain
equity funding.   Please consolidate the various statements into
one
paragraph that addresses how your will raise the additional capital to cover both the estimated $25,000 expenses of the offering and your operational expenses for the nest twelve months including:
* revise your statement in the third paragraph to explain that a trading market may not develop in the foreseeable future given your precarious financial condition and your lack of business;
* explain the basis for your claim in the fourth paragraph that you may raise additional funds through public offerings given your most recent offering in January only raised $3,000;
* identify the fifth paragraph the sources you have from which to borrow the funds;
* explain in the last sentence of the tenth paragraph how you will "pay back the $25,000 additional expenses by the finding in this offering;" and
* provide detail in the last sentence of the tenth paragraph that you will pay for the expenses of the offering by "obtaining other loans."


15. We note your response to comment 17 of our letter to you dated April 30, 2008. As we requested, please provide, on page 18, updated discussion and analysis of the current condition of the real estate market in your particular market area in Maryland including but not limited to the decline in sales of new and existing homes and the decline in the median home price.

16. As we requested in comment 18 of our letter to you dated April 30, 2008, please provide, on page 18, a detailed discussion and analysis of your financial condition and the opinion of your auditors that there is "substantial doubt" about your ability to continue as a going concern including but not limited to the following:
* your lack of working capital;
* stockholders deficiency;
* accumulated deficit;
* negative cash flow from operations; and
* little or no assets.

17. As we requested in comment 19 of our letter to you dated April 30, 2008, please provide detailed analysis of the reasons for your history of losses even when the housing market was strong.


Consolidated Statement of Changes in stockholders equity, pages F-
3 &
F-15
18. In your response to comment 28 of our letter dated April 30,
2008
you assert that the stock split was retroactively treated as a stock dividend in accordance with Chapter 7.B of ARB 43. Your current presentation, however, shows a stock dividend occurring in the quarter ended March 31, 2008 (page F-3) while at the same time you present a negative APIC balance as of December 31, 2007 and prior periods (page F-15). Please revise to correct this apparent inconsistency and to properly give retroactive treatment to the stock dividend or advise us as to how your current presentation is appropriate. In addition, please revise the discussion appearing on page 3 under the title The Forward Split and all other sections of the filing, as appropriate.















      * * * * * * * * * * * * *






      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Christina Harley at (202) 551-3695 or
Angela
Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3419
with
any other questions.


						Sincerely,



						Christian Windsor
						Special Counsel



cc. 	Eric M. Stein, Esquire
      Anslow & Jaclin LLP
      195 Route 9 South, Suite 204
      Manalapan, New Jersey 07726




Mr. Marshall Davis
MD Holdings Corp.
June 27, 2008
Page 1